UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒             FORM 40-F  ☐

On December 14, 2023, Amdocs Limited (“Amdocs”) issued its annual report for the year ended September 30, 2023. A copy of the annual report is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amdocs Limited Annual Report for the Year Ended September 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: December 14, 2023